

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

Paul Sykes
Chief Financial Officer
SpringBig Holdings, Inc.
621 NW 53rd Street
Suite 500
Boca Raton, Florida 33487

> **Re: SpringBig Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2024**
> **File No. 333-280335**

Dear Paul Sykes:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed June 20, 2024

Selling Stockholders, page 83

1. You disclose that "no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer" but note that some of your selling shareholders may be affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise your disclosure accordingly or advise.

Plan of Distribution, page 100

2.   We note your disclosure on page 101 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Aslam A. Rawoof